AIT Therapeutics, Inc.
2 Ilan Ramon, Science Park
Ness Ziona, 7403635 Israel

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:        Andri Carpenter
Gary Todd
Heather Percival
Geoff Kruczek
Amanda Ravitz

Re:          AIT Therapeutics, Inc.
Registration Statement on Form S-1, as amended
File No. 333-216287

Ladies and Gentlemen:

AIT Therapeutics, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the "Registration Statement") so that such Registration Statement shall become effective at 4:00 p.m. (Washington, D.C. time) on Friday, May 26, 2017 or as soon thereafter as practicable.

Please provide a copy of the Commission's order declaring the Registration Statement effective to Amir Avniel at the address first set forth above.

Respectfully yours, AIT Therapeutics, Inc. By: /s/ Amir Avniel Amir Avniel President, Chief Executive Officer, and Director